December 5, 2005
Charito A. Mittelman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CRM Holdings, Ltd. (the “Company”) Registration Statement on Form S-1 Amendment No. 2 filed November 28, 2005 Registration No. 333-128424
Dear Ms. Mittelman:
This letter responds to the staff’s request for clarification, relating to the matter below, in connection with Amendment No. 2 to the Company’s Registration Statement on Form S-1 (No. 333-128424) filed on November 28, 2005 (the “Registration Statement”). We wish to thank you and the other members of the Commission staff for the timely response to our request for comments. We have complied to the best of our ability with the staff’s request.
We would like to withdraw our response to SEC Comment No. 16 in the letter filed with the Commission on November 28, 2005. We would like to replace such response to Comment No. 16 with the response set forth below.
We respectfully request any further comments on our responses and the amended Registration Statement as soon as the Commission deems practicable as we desire to commence our roadshow during the course of this week.
Our response to Comment No. 16 is as follows:
Note 3 Earned Unbilled Commissions and Premiums, page F-6
16.	We note that the amounts recorded in this line item are subject to adjustment arising from periodic audit by the excess coverage carriers. Please explain to us how your revenue recognition policy relating to these amounts met the criteria for fixed or determinable sales price in SAB Topic 13 or refer us to the any other accounting literature that you relied on for this accounting.
SAB Topic 13: Revenue Recognition indicates that, “If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied”. Specific authoritative literature applies with respect to earned but unbilled commissions and premiums.
It is not uncommon in the insurance industry that certain premiums written or assumed are adjustable based on 1) underlying activity such as subject payroll for a workers compensation policy or 2) estimated direct written premiums subject to a reinsurance agreement. The accepted practice in the property-casualty insurance industry is that if ultimate premiums pursuant to an insurance or reinsurance contract are reasonably estimable, the estimated ultimate premium is recognized as revenue over the period of the contract, generally on a straight-line basis. (See AICPA Audit and Accounting Guide, Property and Liability Insurance Companies, paragraph 3.32 and FAS 60, paragraph 14.) Earned but unbilled premium or “EBUB” is a term that is commonly used, particularly with respect to workers compensation coverage, to refer to estimated premiums that have been earned and contractually obligated but have not yet been billed under the terms of the direct policy or reinsurance agreement.
Commissions contractually may be level in that they are calculated as a percentage of premium or they may be retroactive or contingent commissions in that they adjust based on loss experience of the underlying book of business (See AICPA Audit and Accounting Guide, Property and Liability Insurance Companies, paragraph 3.22.) All commission revenue recorded by CRM would be considered level in that such commissions are calculated as a percentage of premiums. CRM does not have commission income that is subject to adjustment based on loss experience or is otherwise contingent. As discussed in the previous paragraph, premiums have been determined to be reasonably estimable. Accordingly, those estimated premiums are used by the Company as the basis for recording commission income, which is earned, by the Company over the term of the insurance agreement to which the commissions apply. Insurance agreements on which CRM earns commission income are subject to cancellation in certain circumstances. The revenue recognition policy followed by CRM is such that no commission revenue recorded by the Company is subject to forfeiture should the insurance agreement be cancelled.
If you would like further clarification of the foregoing response or have any additional comments, please call the undersigned at (845) 452-4100 ext. 2153. The fax number of the undersigned is (845) 473-6154.

Very truly yours,
/s/ James J. Scardino
James J. Scardino

cc:	Daniel G. Hickey, Jr. Louis J. Viglotti, Esq. (CRM Holdings, Ltd.) Roslyn Tom, Esq. (Baker & McKenzie LLP) Deborah D. Lambert, CPA, CPCU (Johnson Lambert & Co.)